

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Adam Rothstein
Executive Chairman
890 5th Avenue Partners, Inc.
14 Elm Place, Suite 206
Rye, NY 10580

> **Re: 890 5th Avenue Partners, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 29, 2021**
> **File No. 333-258343**

Dear Mr. Rothstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 136

1. We note your revised presentation reflects stock-based compensation expense for the "Liquidity Condition 1 RSUs" that will not vest as a result of the Two-Step Merger but for which management intends to ask the board of directors to waive the liquidity condition. Please address the following:

    • Tell us the basis for including a pro forma adjustment for these awards in the Transaction Accounting adjustments related to the merger. In this regard, to the extent you determine it is probable these awards will vest such that a pro forma adjustment may be necessary, this event would be a separate transaction from the merger and should be reflected as such in the pro forma financials. Refer to Article 11-01(a)(8). Alternatively, if vesting is not probable, revise to include a discussion of the additional compensation expense related to these awards in the pro forma footnotes only.

- Clarify whether the $22.0 million of compensation expense related to the 1 RSUs has been adjusted for the intended modification of these awards and if so, tell us what impact such modification had on the related compensation expense. In this regard, it appears that the current pro forma adjustment related to the 8.1 million awards increased only slightly from $21.4 million as previously disclosed. Refer to ASC 718-20-35-2A.

2. Please revise to reflect pro forma adjustment (EE) related to the 9,164,000 RSUs that will vest upon completion of the Merger in the December 31, 2020 pro forma income statement to assume such adjustments were made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(ii) of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed</u>
<u>Executive Overview, page 175</u>

3. In response to prior comment 1 you explain that the nature of views may differ substantially between platforms, which would appear to imply that the nature of the Time Spent may differ among platforms. Please revise to provide a breakdown of the amount or percentage of Time Spent on your owned and operated sites versus other third-party platforms. In this regard, such information would provide context to your discussion of the percentage change in impressions on your owned and operated sites, which you currently attribute to the change in an aggregated measure of Time Spent, as well as to your risk factor disclosure indicating a majority of your traffic engages with content through third-party platforms and if such platform providers deny access to your content your operations could be negatively impacted.

<u>Results of Operations, page 176</u>

4. You attribute the increase in revenue, in part, to the increase in the number of direct sold and programmatic impressions on your owned and operated properties. Please tell us what impact impressions from other third-party platforms had on revenue and to the extent material, revise to include a quantified discussion of such impact. If you continue to refer to only the increase in impressions on your owned and operated properties, revise to disclose the percentage change in Time Spent on your owned and operated properties for a balanced comparison.

<u>Business of New BuzzFeed</u>
<u>Our Brands, page 181</u>

5.   You disclose that you have 24 million Gen Z and Millennial unique visitors across your owned and operated properties, Apple News, and YouTube, each month. Please revise to disclose what period that number relates to and include such measure for each period presented.

   You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Technology

cc: Jason Sanderson